RE 6-30-03

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant To Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of June, 2003

Commission File Number 000-32953


03026321

Copamex, S.A. de C.V.
(Translation of Registrant's name into English)

Montes Apalaches 101
Residencial San Augustín, C.P. 66260
San Pedro Garza García, N.L. México
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

___

Indicated by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

X

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

___

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** Quarter: **1** Year: **2003**

COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT

AT MARCH 31 OF 2003 AND 2002

(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT		QUARTER OF	
		Amount	%	Amount	%
1	**TOTAL ASSETS**	**12,844,752**	**100**	**13,209,921**	**100**
2	**CURRENT ASSETS**	**3,154,346**	**25**	**3,308,450**	**25**
3	CASH AND SHORT-TERM INVESTMENTS	76,967	1	83,862	1
4	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	1,062,259	8	1,651,194	12
5	OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE	640,141	5	377,530	3
6	INVENTORIES	1,131,591	9	962,180	7
7	OTHER CURRENT ASSETS	243,388	2	233,684	2
8	**LONG-TERM**	**0**	**0**	**98,600**	**1**
9	ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)	0	0	0	0
10	INVESTMENT IN SHARES OF SUBSIDIARIES AND NON-CONSOLIDATED	0	0	98,600	1
11	OTHER INVESTMENTS	0	0	0	0
12	**PROPERTY, PLANT AND EQUIPMENT**	**8,948,051**	**70**	**9,030,187**	**68**
13	PROPERTY	1,211,445	9	2,246,986	17
14	MACHINERY AND INDUSTRIAL	8,720,963	68	13,710,220	104
15	OTHER EQUIPMENT	843,093	7	453,454	3
16	ACCUMULATED DEPRECIATION	1,958,459	15	7,564,023	57
17	CONSTRUCTION IN PROGRESS	131,009	1	183,550	1
18	**DEFERRED ASSETS (NET)**	**742,355**	**6**	**772,684**	**6**
19	**OTHER ASSETS**	**0**	**0**	**0**	**0**
20	**TOTAL LIABILITIES**	**9,001,515**	**100**	**8,572,019**	
21	**CURRENT LIABILITIES**	**3,537,634**	**39**	**3,822,054**	**45**
22	SUPPLIERS	1,253,469	14	888,966	10
23	BANK LOANS	1,151,390	13	2,232,392	26
24	STOCK MARKET LOANS	278,805	3	38,016	0
25	TAXES TO BE PAID	32,924	0	51,265	1
26	OTHER CURRENT LIABILITIES	821,046	9	611,415	7
27	**LONG-TERM LIABILITIES**	**3,642,903**	**40**	**2,717,697**	**32**
28	BANK LOANS	1,072,902	12	684,565	8
29	STOCK MARKET LOANS	2,570,001	29	2,033,132	24
30	OTHER LOANS	0	0	0	0
31	**DEFERRED LOANS**	**1,718,615**	**19**	**1,936,525**	**23**
32	**OTHER LIABILITIES**	**102,363**	**1**	**95,743**	**1**
33	**CONSOLIDATED STOCK HOLDERS' EQUITY**	**3,843,237**		100 **4,637,902**	
34	**MINORITY INTEREST**	**202,240**	**5**	**265,496**	**6**
35	**MAJORITY INTEREST**	**3,640,997**	**95**	**4,372,406**	**94**
36	**CONTRIBUTED**	**5,171,778**	**135**	**5,166,295**	**111**
37	PAID-IN CAPITAL STOCK (NOMINAL)	2,852,275	74	2,847,293	61
38	RESTATEMENT OF PAID-IN CAPITAL STOCK	2,312,720	60	2,312,220	50
39	PREMIUM ON SALES OF SHARES	6,783	0	6,782	0
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES	0	0	0	0
41	**CAPITAL INCREASE (DECREASE)**	**(1,530,781)**	**(40)**	**(793,889)**	**(17)**
42	RETAINED EARNINGS AND CAPITAL RESERVE	1,239,389	32	1,601,049	35
43	REPURCHASE FUND OF SHARES	0	0	0	0
44	EXCESS (SHORTFALL) IN RESTATEMENT OF HOLDERS' EQUITY	(2,606,330)	(68)	(2,703,096)	(58)
45	NET INCOME FOR THE YEAR	(163,840)	(4)	308,158	7

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR: 2003

COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF FINANCIAL YEAR	
		Amount	%	Amount	%
3	**CASH AND SHORT-TERM INVESTMENTS**	**76,967**	**100**	**83,862**	**100**
46	CASH	15,322	20	51,048	61
47	SHORT-TERM INVESTMENTS	61,645	80	32,814	39
18	**DEFERRED ASSETS (NET)**	**742,355**	**100**	**772,684**	
48	AMORTIZED OR REDEEMED EXPENSES	666,636	90	647,408	84
49	GOODWILL	75,719	10	125,276	16
50	DEFERRED TAXES	0	0	0	0
51	OTHERS	0	0	0	0
21	**CURRENT LIABILITIES**	**3,537,634**	**100**	**3,822,054**	
52	FOREING CURRENCY LIABILITIES	1,628,047	46	2,789,936	73
53	MEXICAN PESOS LIABILITIES	1,909,587	54	1,032,118	27
24	**STOCK MARKET LOANS**	**278,805**	**100**	**38,016**	**100**
54	COMMERCIAL PAPER	278,805	100	38,016	100
55	CURRENT MATURITIES OF MEDIUM TERM	0	0	0	0
56	CURRENT MATURITIES OF BONDS	0	0	0	0
26	**OTHER CURRENT LIABILITIES**	**821,046**		**100 611,415**	
57	OTHER CURRENT LIABILITIES WITH COST	0	0	0	0
58	OTHER CURRENT LIABILITIES WITHOUT COST	821,046	100	611,415	100
27	**LONG-TERM LIABILITIES**	**3,642,903**	**100**	**2,717,697**	
59	FOREING CURRENCY LIABILITIES	2,642,903	73	2,400,897	88
60	MEXICAN PESOS LIABILITIES	1,000,000	27	316,800	12
29	**STOCK MARKET LOANS**	**2,570,001**	**100**	**2,033,132**	**100**
61	BONDS	2,570,001	100	2,033,132	100
62	MEDIUM TERM NOTES	0	0	0	0
30	**OTHER LOANS**	**0**	**100**	**0**	
63	OTHER LOANS WITH COST	0	0		0
64	OTHER LOANS WITHOUT COST	0	0		0
31	**DEFERRED LOANS**	**1,718,615**	**100**	**1,936,525**	
65	NEGATIVE GOODWILL	0	0	0	0
66	DEFERRED TAXES	1,718,615	100	1,936,525	100
67	OTHERS	0	0	0	0
32	**OTHER LIABILITIES**	**102,363**	**100**	**95,743**	
68	RESERVES	102,363	100	95,743	100
69	OTHERS LIABILITIES	0	0	0	0
44	**EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK HOLDERS' EQUITY**	**(2,606,330)**		**100 (2,703,096)**	**100**
70	ACCUMULATED INCOME DUE TO MONETARY	0	0	0	0
71	INCOME FROM NON-MONETARY POSITION	(2,606,330)	(100)	(2,703,096)	(100)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR: 2003

COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF S	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF FINANCIAL Amount
72	WORKING CAPITAL	(383,288)	(513,604)
73	PENSIONS FUND AND SENIORITY	103,363	95,742
74	EXECUTIVES (*)	21	21
75	EMPLOYERS (*)	2,937	2,937
76	WORKERS (*)	3,890	3,938
77	CIRCULATION SHARES (*)	28,522,751	28,472,926
78	REPURCHASED SHARES (*)	0	0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR **2003**
COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
		Amount	%	Amount	%
1	**NET SALES**	**1,992,139**	**100**	**1,872,802**	**100**
2	COST OF SALES	1,347,023	68	1,210,859	65
3	**GROSS INCOME**	**645,116**	**32**	**661,943**	**35**
4	OPERATING	436,013	22	461,068	25
5	**OPERATING**	**209,103**	**10**	**200,875**	**11**
6	TOTAL FINANCING	266,897	13	6,488	0
7	**INCOME AFTER FINANCING COST**	**(57,794)**	**(3)**	**194,387**	**10**
8	OTHER FINANCIAL OPERATIONS	75,630	4	23,026	1
9	**INCOME BEFORE TAXES AND WORKERS' PROFIT SHARING**	**(133,424)**	**(7)**	**171,361**	**9**
10	RESERVE FOR TAXES AND WORKERS' PROFIT SHARING	33,546	2	(152,003)	(8)
11	**NET INCOME AFTER TAXES AND WORKERS' SHARING**	**(166,970)**	**(8)**	**323,364**	**17**
12	SHARE IN NET INCOME OF SUBSIDIARIES AND NON-CONSOLIDATED ASSOCIATES	0	0	(2,955)	0
13	**CONSOLIDATED NET INCOME OF**	**(166,970)**	**(8)**	**320,409**	**17**
14	INCOME OF DISCONTINUOUS OPERATIONS	0	0	0	0
15	**CONSOLIDATED NET INCOME BEFORE EXTRAORDINARY ITEMS**	**(166,970)**	**(8)**	**320,409**	**17**
16	EXTRAORDINARY ITEMS NET EXPENSES	0	0	0	0
17	NET EFFECT AT THE BEGINNING OF THE YEAR BY CHANGES IN ACCOUNTING PRINCIPLES	0	0	0	0
18	**NET CONSOLIDATED INCOME**	**(166,970)**	**(8)**	**320,409**	**17**
19	NET INCOME OF MINORITY INTEREST	(3,130)		12,251	1
20	**NET INCOME OF MAJORITY INTEREST**	**(163,840)**	**(8)**	**308,158**	**16**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL	
		Amount	%	Amount	%
1	**NET SALES**	**1,992,139**	**100**	**1,872,802**	**100**
21	DOMESTIC	1,865,176	94	1,777,382	95
22	FOREIGN	126,963	6	95,420	5
23	TRANSLATED INTO DOLLARS (***)	4,771	0	9,929	1
6	**TOTAL FINANCING COST**	**266,897**	**100**	**6,488**	**100**
24	INTEREST PAID	142,163	53	137,060	2,113
25	EXCHANGE LOSSES	168,892	63	3,530	54
26	INTEREST EARNED	9,316	3	13,410	207
27	EXCHANGE PROFITS	0	0	90,418	1,394
28	GAIN DUE TO MONETARY POSITION	(34,842)	(13)	(30,274)	(467)
8	**OTHER FINANCIAL OPERATIONS**	**75,630**	**100**	**23,026**	**100**
29	OTHER NET EXPENSES (INCOME) NET	75,630	100	23,026	100
30	(PROFIT) LOSS ON SALE OF OWN SHARES	0	0	0	0
31	(PROFIT) LOSS ON SALE OF SHORT-TERM	0	0	0	0
10	**RESERVE FOR TAXES AND WORKERS' PROFIT SHARING**	**33,546**		**100 (152,003)**	**100**
32	INCOME TAX	4,411	13	15,870	10
33	DEFERED INCOME TAX	26,430	79	(170,745)	(112)
34	WORKERS' PROFIT SHARING	2,705	8	2,872	2
35	DEFERED WORKERS' PROFIT SHARING	0	0	0	0

(***) THOUSANDS OF DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR 2003

COPAMEX, S.A. DE C.V.

CONSOLIDATED EARNING STATEMENT
OTHER CONCEPTS
(Thousands of Pesos)

Final Printing

REF R	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
36	TOTAL SALES	2,478,913	2,374,735
37	NET INCOME OF THE YEAR	0	0
38	NET SALES (**)	8,087,433	8,027,464
39	OPERATION INCOME (**)	816,430	941,845
40	NET INCOME OF MAYORITY INTEREST(**)	(833,751)	(18,106)
41	NET CONSOLIDATED INCOME (**)	(802,768)	67,030

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR: 2003
COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
FROM JANUARY THE 1st TO MARCH 31 OF 2003 AND 2002
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
1	**CONSOLIDATED NET**	**(166,970)**	**320,409**
2	+(-) ITEMS ADDED TO INCOME WHICH DO REQUIRE USING CASH	184,872	(56,604)
3	**CASH FLOW FROM NET INCOME OF THE YEAR**	**17,902**	**263,805**
4	CASH FLOW FROM CHANGE IN WORKING CAPITAL	280,379	(170,288)
5	**CASH GENERATED (USED) IN OPERATING ACTIVITIES**	**298,281**	**93,517**
6	CASH FLOW FROM EXTERNAL FINANCING	(300,528)	(156,734)
7	CASH FLOW FROM INTERNAL FINANCING	(7,131)	438
8	**CASH FLOW GENERATED (USED) BY FINANCING**	**(307,659)**	**(156,296)**
9	**CASH FLOW GENERATED (USED) IN INVESTMENT ACTIVITIES**	**(3,059)**	**(86,180)**
10	NET INCREASE (DECREASE) IN CASH AND INVESTMENTS	(12,437)	(148,959)
11	CASH AND SHORT-TERM INVESTMENTS AT THE BEGINNING OF PERIOD	89,404	232,821
12	CASH AND SHORT-TERM INVESTMENTS AT THE END OF PERIOD	76,967	83,862

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

CONSOLIDATED FINANCIAL STATEMENT
BREAKDOWN OF MAIN CONCEPTS
(Thousands of Pesos)

Final Printing

REF C	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount	QUARTER OF PREVIOUS FINANCIAL YEAR Amount
2	**+ (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE USING CASH**	**184,872**	**(56,604)**
13	DEPRECIATION AND AMORTIZATION FOR THE	118,097	106,906
14	+ (-) NET INCREASE (DECREASE) IN PENSIONS FUND AND SENIORITY PREMIUMS	3,320	4,281
15	+ (-) NET LOSS (PROFIT) IN MONEY	0	0
16	+ (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES ACTUALIZATION	0	0
17	+ (-) OTHER ITEMS	63,455	(167,791)
4	**CASH FLOW FROM CHANGE IN WORKING CAPITAL**	**280,379**	**(170,288)**
18	+ (-) DECREASE (INCREASE) IN ACCOUNT	418,568	(91,404)
19	+ (-) DECREASE (INCREASE) IN INVENTORIES	(92,024)	18,167
20	+ (-) DECREASE (INCREASE) IN OTHER ACCOUNT RECEIVABLE	(157,923)	30,698
21	+ (-) INCREASE (DECREASE) IN SUPPLIER	111,758	(118,182)
22	+ (-) INCREASE (DECREASE) IN OTHER	0	(9,567)
6	**CASH FLOW FROM EXTERNAL FINANCING**	**(300,528)**	**(156,734)**
23	+ SHORT-TERM BANK AND STOCK MARKET	133,089	30,006
24	+ LONG-TERM BANK AND STOCK MARKET	(433,617)	0
25	+ DIVIDEND RECEIVED	0	0
26	+ OTHER FINANCING	0	0
27	(-) BANK FINANCING AMORTIZATION	0	(121,656)
28	(-) STOCK MARKET AMORTIZATION	0	(57,473)
29	(-) OTHER FINANCING AMORTIZATION	0	(7,611)
7	**CASH FLOW FROM INTERNAL FINANCING**	**(7,131)**	**438**
30	+ (-) INCREASE (DECREASE) IN CAPITAL	0	0
31	(-) DIVIDENS PAID	0	0
32	+ PREMIUM ON SALE OF SHARES	0	0
33	+ CONTRIBUTION FOR FUTURE CAPITAL	(7,131)	438
9	**CASH FLOW GENERATED (UTILIZED) IN INVESTMENT ACTIVITIES**	**(3,059)**	**(86,180)**
34	+ (-) DECREASE (INCREASE) IN STOCK INVESTMENTS OF A PERMANENT NATURE	0	0
35	(-) ACQUISITION OF PROPERTY, PLANT AND	(44,200)	(80,370)
36	(-) INCREASE IN CONSTRUCTIONS IN	0	0
37	+ SALE OF OTHER PERMANENT	0	0
38	+ SALE OF TANGIBLE FIXED ASSETS	0	0
39	+ (-) OTHER ITEMS	41,141	(5,810)

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 **2003**
COPAMEX, S.A. DE C.V.

RATIOS
CONSOLIDATED

Final Printing

REF P	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR		QUARTER OF PREVIOUS FINANCIAL YEAR	
	YIELD				
1	NET INCOME TO NET SALES	(8.38)	%	17.11	%
2	NET INCOME TO STOCK HOLDERS' EQUITY (**)	(22.90)	%	(0.41)	%
3	NET INCOME TO TOTAL ASSETS (**)	(6.25)	%	0.51	%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	0.00	%	0.00	%
5	INCOME DUE TO MONETARY POSITION TO NET INCOME	(20.87)	%	9.45	%
	ACTIVITY				
6	NET SALES TO NET ASSETS (**)	0.63	times	0.61	times
7	NET SALES TO FIXED ASSETS (**)	0.90	times	0.89	times
8	INVENTORIES ROTATION (**)	4.69	times	5.36	times
9	ACCOUNTS RECEIVABLE IN DAYS OF SALES	42	days	69	days
10	PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)	10.46	%	11.75	%
	LEVERAGE				
11	TOTAL LIABILITIES TO TOTAL ASSETS	70.08	%	64.89	%
12	TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY	2.34	times	1.85	times
13	FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES	47.45	%	60.56	%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	40.71	%	30.10	%
15	OPERATING INCOME TO INTEREST PAID	1.47	times	1.47	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.90	times	0.94	times
	LIQUIDITY				
17	CURRENT ASSETS TO CURRENT LIABILITIES	0.89	times	0.87	times
18	CURRENT ASSETS LESS INVENTORY TO CURRENT LIABILITIES	0.57	times	0.61	times
19	CURRENTS ASSETS TO TOTAL LIABILITIES	0.35	times	0.39	times
20	AVAILABLE ASSETS TO CURRENT LIABILITIES	2.18	%	2.19	%
	CASH FLOW				
21	CASH FLOW FROM NET INCOME TO NET SALES	0.90	%	14.09	%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	14.07	%	(9.09)	%
23	CASH GENERATED (USED) IN OPERATING TO INTEREST PAID	2.10	times	0.68	times
24	EXTERNAL FINANCING TO CASH GENERATED (USED) IN FINANCING	97.68	%	100.28	%
25	INTERNAL FINANCING TO CASH GENERATED IN FINANCING	2.32	%	(0.28)	%
26	ACQUISITION OF PROPERTY, PLANT AND TO CASH GENERATED (USED) IN INVESTMENT ACTIVITIES	1,444.92	%	93.26	

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

DATA PER SHARE
CONSOLIDATED FINANCIAL STATEMENT

Final Printing

REF D	CONCEPTS	QUARTER OF PRESENT FINANCIAL YEAR Amount		QUARTER OF PREVIOUS FINANCIAL YEAR Amount	
1	BASIC PROFIT PER ORDINARY SHARE (**)	$ (27.70)		$ (0.60)	
2	BASIC PROFIT PER PREFERENT SHARE (**)	$ 0.00		$ 0.00	
3	DILUTED PROFIT PER ORDINARY SHARE (**)	$ 0.00		$ 0.00	
4	CONTINUOUS OPERATING PROFIT PER COMUN SHARE(**)	$ (27.70)		$ (0.60)	
5	EFFECT OF DISCONTINUOUS OPERATING CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
6	EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
7	EFFECT BY CHANGES IN ACCOUNTING POLICIES CONTINUOUS OPERATING PROFIT PER SHARE (**)	$ 0.00		$ 0.00	
8	CARRYING VALUE PER SHARE	$ 127.65		$ 153.56	
9	CASH DIVIDEND ACUMULATED PER SHARE	$ 0.00		$ 0.00	
10	DIVIDEND IN SHARES PER SHARE	0.00	shares	0.00	shares
11	MARKET PRICE TO CARRYING VALUE	0.00	times	0.00	times
12	MARKET PRICE TO BASIC PROFIT PER ORDINARY SHARE (**)	0.00	times	0.00	times
13	MARKET PRICE TO BASIC PROFIT PER PREFERENT SHARE (**)	0.00	times	0.00	times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.

DIRECTOR REPORT (1)

ANNEX 1

CONSOLIDATED
Final Printing

FINANCIAL STATEMENT NOTES (1)

ANNEX 2

CONSOLIDATED
Final Printing

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR: **2003**
COPAMEX, S.A. DE C.V.

RELATIONS OF SHARES INVESTMENTS

ANNEX 3 **CONSOLIDATED**
Final Printing

COMPANY NAME (1)	MAIN ACTIVITIES	NUMBER OF SHARES	WNERSHI (2)	TOTAL AMOUNT (Thousands of Pesos)	
				ACQUISITIOI COST	PRESENT VALUE (3)
ASSOCIATEDS					
1 NO APLICA	0	1	0.00	0	0
		0	0.00	0	0
TOTAL INVESTMENT IN ASSOCIATEDS				**0**	**0**
OTHER PERMANENT INVESTMENTS					**0**
TOTAL					**0**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: 1 YEAR: 2003

COPAMEX, S.A. DE C.V.

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

CONCEPT	ACQUISITION COST	ACCUMULATED DEPRECIATION	CARRYING VALUE	REVALUATION	DEPRECIATION ON REVALUATION	CARRYING VALUE (-) REVALUATION (-) DEPRECIATION
DEPRECIATION ASSETS						
PROPERTY	512,868	221,832	291,036	1,241,686	543,109	989,613
MACHINERY	3,337,582	1,614,116	1,723,466	10,787,163	5,403,782	7,106,847
TRANSPORT EQUIPMENT	61,914	40,942	20,972	104,401	69,713	55,660
OFFICE EQUIPMENT	74,826	68,746	6,080	80,327	74,477	11,930
COMPUTER EQUIPMENT	73,622	12,823	60,799	58,404	10,492	108,711
OTHER	0	0	0	0	0	0
DEPRECIABLES TOTAL	**4,060,812**	**1,958,459**	**2,102,353**	**12,271,981**	**6,101,573**	**8,272,761**
NOT DEPRECIATION ASSETS						
GROUNDS	114,740	0	114,740	429,541	0	544,281
CONSTRUCTIONS IN PROCESS	121,090	0	121,090	9,919	0	131,009
OTHER	0	0	0	0	0	0
NOT DEPRECIABLE TOTAL	**235,830**	**0**	**235,830**	**439,460**	**0**	**675,290**
TOTAL	**4,296,642**	**1,958,459**	**2,338,183**	**12,711,441**	**6,101,573**	**8,948,051**

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODI**COPAMEX**
COPAMEX, S.A. DE C.V.

QUARTER: **1** YEAR: **2003**

PROPERTY, PLANT AND EQUIPMENT
(Thousands of Pesos)

ANNEX 4

CONSOLIDATED
Final Printing

NOTES

STOCK EXCHANGE CODE: COPAMEX
COPAMEX, S.A. DE C.V.

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

QUARTER: 1 YEAR: 2003

Final Printing
CONSOLIDATED

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
BANKS																
FOREIGN TRADE																
BANCOMEXT	14/10/2004	3.71	0	0	0	0	322,588	0	0	0	0	0	0	0	0	0
UNSECURED DEBT																
SINDICADO II	04/02/2006	5.63	0	0	0	141,236	282,480	282,473	70,618	0	0	0	0	0	0	0
SINDICADO I	22/03/2004	5.51	0	0	0	431,556	0	0	0	0	0	0	0	0	0	0
BANAMEX	05/09/2003	12.83	329,344	0	0	0	0	0	0	0	3,182	0	0	0	0	0
BANCOMER	30/05/2003	4.54	110,586	0	0	0	0	0	0	0	0	0	0	0	0	0
BANORTE	08/11/2006	5.79	0	0	0	0	0	0	64,733	0	0	0	0	0	0	0
RABO-BANK	04/11/2003	4.78	0	0	0	0	0	0	0	0	0	53,944	0	0	0	0
WELLS FARGO	06/10/2007	4.93	0	0	0	0	0	0	0	0	1,800	0	1,800	1,800	1,800	450
AFIRME	25/04/2003	12.50	46,399	0	0	0	0	0	0	0	0	0	0	0	0	0
VALUE	04/10/2003	13.50	10,587	0	0	0	0	0	0	0	0	0	0	0	0	0
EDC CANADA	15/01/2005	7.36	0	0	0	0	0	0	0	0	4,076	0	4,076	0	0	0
WITH WARRANTY																
BANAMEX	15/04/2003	4.00	6,264	0	0	0	0	0	0	0	0	0	0	0	0	0
WELLS FARGO	07/02/2007	5.79	0	0	0	0	0	0	0	0	9,925	0	9,925	9,925	9,925	4,962
IBC	20/03/2006	5.75	0	0	0	0	0	0	0	0	1,683	0	1,683	1,683	1,093	0
BANCO DEL CAFE	20/04/2005	15.15	0	0	0	0	0	0	0	0	404	0	404	40	0	0
BC CALEY	20/04/2005	15.15	0	0	0	0	0	0	0	0	404	0	404	40	0	0
TOTAL BANKS			503,180	0	0	572,792	605,068	282,473	135,351	0	21,474	53,944	18,292	13,488	12,818	5,412

MEXICAN STOCK EXCHANGE
ANNEX 05
CREDITS BREAK DOWN

(THOUSANDS OF PESOS)

Credit Type / Institution	Amortization Date	Rate of Interest	Denominated In Pesos		Amortization of Credits in Foreign Currency With National Entities (Thousands Of $) Time Interval						Amortization of Credits in Foreign Currency With Foreing Entities (Thousands Of $) Time Interval					
			Until 1 Year	More Than 1 Year	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years	Current Year	Until 1 Year	Until 2 Years	Until 3 Years	Until 4 Years	Until 5 Years
STOCK EXCHANGE																
LISTED IN THE MEXICAN STOCK EXCHANGE																
UNSECURED DEBT																
CITIBANK	30/04/2003	11.38	0	0	0	0	0	0	0	0	0	0	1,570,001	0	0	0
CERT.BURSAT III	08/08/2002	12.75	0	400,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT.BURSAT I	12/02/2004	11.47	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
CERT.BURSAT C.P.	24/04/2003	12.22	90,000	0	0	0	0	0	0	0	0	0	0	0	0	0
CERT.BURSAT II	04/03/2003	11.91	0	300,000	0	0	0	0	0	0	0	0	0	0	0	0
EURO COMM.P.	26/11/2003	8.14	188,805	0	0	0	0	0	0	0	0	0	0	0	0	0
TOTAL STOCK EXCHANGE			**278,805**	**1,000,000**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**1,570,001**	**0**	**0**	**0**
PROVEEDORES																
PROVEEDORES NACIONALES			369,437	0	0	0	0	0	0	0	0	0	0	0	0	0
PROVEDORES EXTRANJEROS			0	0	0	0	0	0	0	0	884,032	0	0	0	0	0
TOTAL SUPPLIERS			**369,437**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**884,032**	**0**	**0**	**0**	**0**	**0**
INTERESES Y OTROS PASIVOS			725,241	0	95,805	0	0	0	0	0	0	0	0	0	0	0
OTHER CURRENT LIABILITIES AND OTHER CREDITS			**725,241**	**0**	**95,805**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**	**0**
			1,876,663	**1,000,000**	**95,805**	**572,792**	**605,068**	**282,473**	**135,351**	**0**	**905,506**	**53,944**	**1,588,293**	**13,488**	**12,818**	**5,412**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Pesos)

ANNEX 6 **CONSOLIDATED**
Final Printing

TRADE BALANCE	DOLARS (1)		OTHER CURRENCIES		TOTAL
	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF DOLARS	THOUSANDS OF PESOS	THOUSANDS OF PESOS
1. INCOME					
EXPORTS	11,768	126,963	0	0	126,963
OTHER	0	0	0	0	0
TOTAL	**11,768**	**126,963**			**126,963**
2. EXPENDITURE					
IMPORT (RAW MATERIALS)	42,384	457,276	0	0	457,276
INVESTMENTS	370	3,992	0	0	3,992
OTHER	2,584	27,879	0	0	27,879
TOTAL	**45,338**	**489,147**			**489,147**
NET BALANCE	**(33,570)**	**(362,184)**			**(362,184)**
FOREING MONETARY POSITION					
TOTAL ASSETS	**13,547**	**146,157**	0	0	**146,157**
LIABILITIES POSITION	**424,196**	**4,576,610**			**4,576,610**
SHORT TERM LIABILITIES POSITION	179,231	1,933,707	0	0	1,933,707
LONG TERM LIABILITIES POSITION	244,965	2,642,903	0	0	2,642,903
NET BALANCE	**(410,649)**	**(4,430,453)**			**(4,430,453)**

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE:**COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

INTEGRATION AND INCOME
CALCULATION BY MONETARY POSITION (1)
(Thousands of Pesos)

ANNEX 7 **CONSOLIDATED**
Final Printing

MONTH	MONETARY ASSETS	MONETARY LIABILITIES	(ASSET) LIABILITIES MONETARY POSITION	MONTHLY INFLATION	MONTHLY (PROFIT) AND LOSS
JANUARY	3,257,862	7,505,570	4,247,708	0.04	17,124
FEBRUARY	3,332,568	7,705,011	4,372,443	0.02	12,146
MARCH	3,241,738	7,799,903	4,558,165	0.06	27,347
ACTUALIZATION:	0	0	0	0.00	271
CAPITALIZATION:	0	0	0	0.00	0
FOREIGN CORP.:	0	0	0	0.00	0
OTHER	0	0	0	0.00	(22,046)
TOTAL					34,842

NOTES

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET (1)

ANNEX 8 **CONSOLIDATED**
Final Printing

FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE

SENIOR NOTES DUE 2004 FOR 11.375%
EBITDA/ GASTO FINANCIERO MAYOR O IGUAL A 2.5 VECES COMO PARAMETRO PARA PERMITIR O RESTRINGIR CIERTAS ACTIVIDADES FINANCIERAS Y CORPORATIVAS

ACTUAL SITUATION OF FINANCIAL LIMITED

SE CUMPLE CON LAS RESTRICCIONES

BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
COPAMEX, S.A. DE C.V.

PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

ANNEX 9 **CONSOLIDATED**
Final Printing

PLANT OR CENTER	ECONOMIC ACTIVITY	PLANT CAPACITY (1)	UTILIZATION (%)
PAPELES HIGIENICOS DE MEXICO	PROD.PAPEL TISSUE	36,000	96
INDUSTRIAL PAPELERA MEXICANA	PROD.PAPEL	80,000	94
SANCELA	PROD.HIGIENE FEMENINA	1,460,000	84
PAPELERA DE CHIHUAHUA	PROD.PAPEL	131,000	88
CIA PAPELERA MALDONADO	PROD.PAPEL	188,000	85
SACOS Y ENVASES INDUSTRIALES	PROD.SACOS DE PAPEL	522,000	90
PONDERCEL	PROD PAPEL	148,000	79
COPAMEX CORRUGADOS	PROD.CORRUGADOS	62,000	89
PAPELES HIGIENICOS DEL CENTRO	PROD.PAPEL TISSUE	67,000	94

NOTES

STOCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**

COPAMEX, S.A. DE C.V.

MAIN RAW MATERIALS

ANNEX 10

CONSOLIDATED
Final Printing

DOMESTIC	MAIN SUPPLIERS	FOREIGN	MAIN SUPPLIERS	DOM. SUBST.	COST PRODUCTION (%)
LUZ					
AGUA					
GAS					
PULPA DESTINTADA					
FIBRA SECUNDARIA					
PROD.QUIMICOS					
		PULPA VIRGEN			
		PULPA DESTINTADA			
		FIBRA SECUNDARIA			
		PROD.QUIMICOS			

NOTES

CK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
'AMEX, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

DOMESTIC SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		MARKET SHARE (%)	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
)NSUMIDOR				871,719			
'MPAQUE				510,124			
3C E IMPRESIO				483,333			
)TAL				1,865,176			

MEXICAN STOCK EXCHANGE
SIFIC / ICS

ɔCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR: **2003**
ᵓAMEX, S.A. DE C.V.

SELLS DISTRIBUTION BY PRODUCT

ANNEX 11

FOREIGN SELLS

CONSOLIDATED
Final Printing

MAIN PRODUCTS	TOTAL PRODUCTION		NET SELLS		DESTINATION	MAIN	
	VOLUME	AMOUNT	VOLUME	AMOUNT		TRADEMARKS	COSTUMERS
ɔNSUMIDOR				68,272			
MPAQUE				41,127			
SC E IMPRESIO				17,564			
O T A L				126,963			

OTES

ANNEX 12

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED

NFEA BALANCE TO DECEMBER 31st OF : **2002** 1,689,751

Number of shares Outstanding at the Date of the NFEA: 28,522,751
(Units)

[ ] ARE THE FIGURES FISCALLY AUDITED? [X] ARE THE FIGURES FISCALLY

DIVIDENDS COLLECTED IN THE PERIOD

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETLEMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEA OF THE PRESENT YEAR

NFE FROM THE PERIOD FROM JUNUARY 1 TO 31 OF MARZO OF 2003

FISCAL EARNINGS	0
- DETERMINED INCOME	0
+ DEDUCTED WORKER'S PROI	0
- DETERMINED WORKEF	0
- DETERMINED RFE	0
- NON DEDUCTABLES	0
NFE OF PERIOD :	0

BALANCE OF THE NFEA AT THE END OF THE PERIOD
(Present year Information)

NFEA BALANCE TO 31 OF MARZO OF 2003 1,711,959

Number of shares Outstanding at the Date of the NFEA: 28,522,751
(Units)

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

MODIFICATION BY COMPLENTARY	
NFEA BALANCE TO DECEMBER 31st OF : **2002**	0
Number of shares Outstanding at the Date of the NFEA : (Units)	28,472,926

ANNEX 12
CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
(Thousands of Pesos)

ANNEX 12 - A

CEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT REINVERTED (NFEAR)

(Thousands of Pesos)

NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH ISDETERMINED

NFEAR BALANCE TO DECEMBER 31st OF: **2002** — 0

Number of Shares Outstanding at the Date of the NFEAR: (Units) — 28,522,751

[ ] ARE FIGURES FISCALLY AUDITED?

[X] ARE FIGURES FISCALLY CONSOLIDATED?

DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR

QUARTER	SERIES	NUMBER OF SHARES OUTSTANDING	DATE OF SETTELMENT	AMOUNT
0	0	0.00		0.00

DETERMINATION OF THE NFEAR OF THE PRESENT YEAR

NFER FROM THE PERIOD TO 31 OF MARZO OF 2003

FISCAL EARNINGS:	0
+ DEDUCTED WORKER'S PROFIT SHA	0
- DETERMINED INCOME TAX:	0
- NON-DEDUCTABLES	0
- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:	0
DETERMINATED RFE OF THE FISCAL YEAR	0
- INCOME TAX (DEFERED ISR):	
* FACTOR TO DETERMINE THE NFEAR:	0
NFER FROM THE PERIOD	0

BALANCE OF THE NFEAR AT THE END OF THE PERIOD

NFEAR BALANCE TO : 1 OF MARZO OF 2003 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 28,522,751

MODIFICATION BY COMPLEMENTARY

NFEAR BALANCE TO DECEMBER 31st OF: 2002 — 0

Number of shares Outstanding at the Date of the NFEAR (Units) — 28,522,751

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: **COPAMEX**
COPAMEX, S.A. DE C.V.

QUARTER: **1** YEAR **2003**

CONSOLIDATED
Final Printing

INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

CHARACTERISTICS OF THE SHARES

SERIES	NOMINAL VALUE	VALID CUPON	NUMBER OF SHARES				CAPITAL STOCK (Thousands of Pesos)	
			PORTION	PORTION	MEXICAN	SUSCRIPTION	FIXED	VARIABLE
I-A	100.00000	6	6,000		6,000		600	
I-B	100.00000	6		385,248	385,248			38,525
I-D	100.00000	6		625,341	625,341			62,534
I-E	100.00000	6		5,209,376	5,209,376			520,938
I-F	100.00000	6		3,354,051	3,354,051			335,405
I-G	100.00000	6		65,457	65,457			6,546
I-H	100.00000	6		49,825	49,825			4,982
II-C	100.00000	6		133,152	133,152			13,315
II-E	100.00000	6		14,113,234	14,113,234			1,411,323
II-F	100.00000	6		4,581,067	4,581,067			458,107
TOTAL			**6,000**	**28,516,751**	**28,522,751**	**0**	**600**	**2,851,675**

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE 28,522,751

SHARES PROPORTION BY :

CPO'S :
UNITS :
ADRS's :
GDRS's :
ADS's :
GDS's :

REPURCHASED OWN SHARES

SERIES	NUMBER OF SHARES	MARKET VALUE OF THE SHARE AT REPURCHASE	AT QUARTER

OCK EXCHANGE CODE: **COPAMEX** QUARTER: **1** YEAR **2003**
›**PAMEX, S.A. DE C.V.**

CONSOLIDATED
Final Printing

DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE

I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HERE IN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM **1 OF JANUARY TO 31 OF MARCH OF 2003** AND **2002** IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIA Y DE VALORES).

THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR OF THE PREVIOUS YEAR.

____________________________ ____________________________

SAN PEDRO GARZA GARCIA, NL, AT MAY 30 OF 2003

CLAVE DE COTIZACION: COPAME) **FECHA:** 30/05/200: 08:23

DATOS GENERALES DE LA EMISORA

RAZON SOCIAL: COPAMEX, S.A. DE C.V.
DO MICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 01 (81) 8152-60-00
FAX: 01 (81) 8152-61-79 **AUTOMATICO:** X
E-MAIL: rogutierrez@copamex.com
DIRECCION DE INTERNETwww.copamex.com

DATOS FISCALES DE LA EMISORA

RFC EMPRESA: COP831123MFA
DOMICILIO MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL

RESPONSABLE DE PAGO

NOMBRE: C.P. JESUS GONZALEZ JUAREZ
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA ,NL
TELEFONO: 01 (81) 8152-61-30
FAX: 01 (81) 8152-61-39

DATOS DE LOS FUNCIONARIOS

PUESTO BMV: PRESIDENTE DEL CONSEJO DE ADMINISTRACION
PUESTO: PRESIDENTE EJECUTIVO
NOMBRE: LIC. JUAN BOSCO MALDONADO QUIROGA
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-60-00
FAX: 01 (81) 8152-60-09
E-MAIL: jumaldonado@copamex.com

PUESTO BMV: DIRECTOR GENERAL
PUESTO: DIRECTOR GENERAL
NOMBRE: ING. ALEJANDRO MARTIN FERRIGNO MALDONADO
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL

CLAVE DE COTIZACION: COPAME) **FECHA:** 30/05/200: 08:23

TELEFONO: 01 (81) 8152-60-00
FAX: 01 (81) 8152-60-09
E-MAIL: alferrigno@copamex.com

PUESTO BMV: DIRECTOR DE FINANZAS
PUESTO: DIRECTOR CORPORATIVO
NOMBRE: C.P. SERGIO FRANCISCO DE LA GARZA Y DE SILVA
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-60-10
FAX: 01 (81) 8152-61-29
E-MAIL: sedelagarza@copamex.com

PUESTO BMV: RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: CONTRALOR CORPORATIVO
NOMBRE: C.P. RODOLFO GUTIERREZ PEÑA
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-61-70
FAX: 01 (81) 8152-61-79
E-MAIL: rogutierrez@copamex.com

PUESTO BMV: SEGUNDO RESPONSABLE DE ENVIO DE INFORMACION FINANCIERA TRIMESTRAL
PUESTO: GERENTE DE INFORMACION FINANCIERA
NOMBRE: C.P. ALEJANDRO ESTRADA CUELLAR
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-61-72
FAX: 01 (81) 8152-61-79
E-MAIL: alestrada@copamex.com

PUESTO BMV: RESPONSABLE DEL AREA JURIDICA
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO: MONTES APALACHES NO. 101
COLONIA: RESIDENCIAL SAN AGUSTIN
C. POSTAL: 66260
CIUDAD Y ESTADO: SAN PEDRO GARZA GARCIA NL
TELEFONO: 01 (81) 8152-61-50
FAX: 01 (81) 8152-61-59
E-MAIL: cldiaz@copamex.com

PUESTO BMV: SECRETARIO DEL CONSEJO DE ADMINISTRACION
PUESTO: DIRECTOR JURIDICO
NOMBRE: LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO: MONTES APALACHES NO. 101

CLAVE DE COTIZACION: COPAMEX **FECHA:** 30/05/200: 08:23

COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-50
FAX:	01 (81) 8152-61-59
E-MAIL:	cldiaz@copamex.com

PUESTO BMV:	RESPONSABLE DE INFORMACION A INVERSIONISTAS
PUESTO:	GERENTE DE RELACIONES CON INVERSIONISTAS
NOMBRE:	LIC. FRANCISCO JAVIER ELOSUA GARZA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-25
FAX:	01 (81) 8152-61-29
E-MAIL:	frelosua@copamex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE INFORMACION VIA EMISNET
PUESTO:	CONTRALOR CORPORATIVO
NOMBRE:	C.P. RODOLFO GUTIERREZ PEÑA
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-70
FAX:	01 (81) 8152-61-79
E-MAIL:	rogutierrez@copamex.com

PUESTO BMV:	ACREDITADO PARA ENVIO DE EVENTOS RELEVANTES VIA EMISNET
PUESTO:	DIRECTOR JURIDICO
NOMBRE:	LIC. CARLOS LUIS DIAZ SAENZ
DOMICILIO:	MONTES APALACHES NO. 101
COLONIA:	RESIDENCIAL SAN AGUSTIN
C. POSTAL:	66260
CIUDAD Y ESTADO:	SAN PEDRO GARZA GARCIA NL
TELEFONO:	01 (81) 8152-61-50
FAX:	01 (81) 8152-61-59
E-MAIL:	cldiaz@copamex.com

STOCK EXCHANGE CODE:
COPAMEX, S.A. DE C.V.

QUARTER: YEAR:

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

FINANCIAL STATEMENT NOTES (1)

CONSOLIDATED
Final Printing

HIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANTIAL STATEMENT AMOUNTS, INCLUDING THEIR
OWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Copamex, S.A. de C.V.
(Registrant)



Date: June 30, 2003

By: ______________________
Carlos Luis Diaz Sáenz
General Counsel